# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jupiter Neurosciences, Inc., CIK 0001679628
CUSIP: 48208B203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1001 North US HIghway 1, Suite 504, Jupiter, Florida (FL), 33477
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000912282-26-001297
Filed by CIK 0002155983

## Reporting persons
- PharmAla Biotech Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 132,867; shared voting power 0; sole dispositive power 132,867; shared dispositive power 0; aggregate amount beneficially owned 132,867 (10.1% of the class)
  Comment: Based on 1,318,521 outstanding Issuer shares as of September 21, 2026

## Item 1. Issuer
Name of issuer: Jupiter Neurosciences, Inc.
Address of issuer's principal executive offices: 1001 North US Hwy 1, Suite 504, Jupiter, FL 33477

## Item 2. Person Filing
Name of person filing: PharmAla Biotech Holdings Inc.
Address of principal business office or, if none, residence:
1 Adelaide Street E., Suite 801
Toronto, Ontario M5C 2VP Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 132,867
Percent of class: 10.1
Sole power to vote or to direct the vote: 132,867
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 132,867
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PharmAla Biotech Holdings Inc.: /s/ William Avery, Chief Financial Officer (10/21/2026)